Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

May 8, 2015

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:                             FS Energy and Power Fund

Form 10-K (File No. 814-00841)

Dear Ms. Hatch:

On behalf of FS Energy and Power Fund (“FSEP” or the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on April 21, 2015 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Commission on March 13, 2015 (the “Form 10-K”).  For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. All page references are to page numbers in the Form 10-K.

Consolidated Statements of Operations, Page 105

1.                                      With respect to the line items for Fee income—unaffiliated and Fee income—affiliated, in future filings, please include detail on the face of the Company’s Consolidated Statement of Operations or in the Company’s Notes to the Consolidated Financial Statements so that shareholders can determine whether these items are recurring or non-recurring.

Based on prior discussions with the Staff, the Company had expanded the description of fee income, including referring to “non-recurring” revenue, in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The Company accepts the Staff’s comment and will provide similar disclosure in the notes to consolidated financial statements in future filings of the Company’s reports on Form 10-K.

Consolidated Schedule of Investments as of December 31, 2014, Page 108-110

2.                                      The Company’s Consolidated Schedule of Investments as of December 31, 2014 in the Form 10-K (the “Schedule of Investments”) notes that, as of December 31, 2014, Sunnova Asset Portfolio 5 Holdings, LLC (“Sunnova”) paid 12% paid-in-kind (“PIK”) interest and that these investments were valued at par or cost. Please explain how much of the holding is due to the PIK interest received. Why is it appropriate to value at par or cost?

For the year ended December 31, 2014, the Company accrued income of $657,000 on Sunnova, of which $116,000 was deemed to be PIK and applied to the basis of the funded amount.  Sunnova was valued at December 31, 2014 by the Company’s independent valuation firm using a market comparables valuation technique with market yield unobservable inputs, which determined the fair value of such investment to be 100% of par value.  As the investment was purchased on November 17, 2014, the Company believes it is reasonable that the fair value of such investment did not change since its acquisition date.

3.                                      The Consolidated Schedule of Investments notes that, as of December 31, 2014, the Company had aggregate unfunded senior secured loan commitments of $218,120,000. The amounts for the securities identified as falling into this category in the Notes to the Consolidated Financial Statements in the Form 10-K equal approximately $221 million based on fair value. What accounts for the difference?

The Company discloses its individual investments in loans with unfunded commitments on a gross basis on its Schedule of Investments (i.e., without backing out the amount the Company may fund in respect of such unfunded commitments).  In calculating the aggregate amortized cost and fair value of its investment portfolio, the Company backs out the amount the Company may fund in respect of any unfunded commitments. The amount backed out of the aggregate amortized cost and fair value of the Company’s portfolio generally represents the amount the Company would fund in respect of any unfunded commitments should the applicable portfolio company seek to draw upon such commitments in the future, and the Company in turn, funded such amount.

Similar to fully-funded loans, the fair values of the Company’s unfunded loan commitments can fluctuate based on market conditions and other factors, while the amount the Company may fund in respect of any unfunded loan commitments remains fixed.  As such, there is often a difference between the fair value of the Company’s unfunded loan commitments and the amount of the commitments. As of December 31, 2014, the Company had unfunded loan commitments with an aggregate gross fair market value of $221 million. The amount the Company may fund in respect of such unfunded loan commitments was $218,120,000 as of December 31, 2014.

4.                                      The Consolidated Schedule of Investments notes that, as of December 31, 2014, the Company had aggregate unfunded senior secured bond commitments of $86,192,000. The amounts for the securities identified as falling into this category in the Notes to the Consolidated Financial Statements in the Form 10-K equal approximately $76 million. What accounts for the difference?

Please see the Company’s response to Staff comment no. 3.

Notes to Consolidated Financial Statements

Note 3. Share Transactions, Page 126

5.                                      The disclosure states that “The Company intends to offer to repurchase such common shares on each date of repurchase at a price equal to 90% of the offering price in effect on the date of repurchase.” What is 90% of the offering price in terms of net asset value? Are repurchases always done at net asset value?

Pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), the Company generally may not sell its common shares at a price per share, after deducting selling commissions and dealer manager fees, which is below the Company’s net asset value per share. In addition, under the Company’s share pricing policy, in the event of a material decline in the Company’s net asset value per share, which it considers to be a 2.5% decrease below its then-current net offering price, the Company will reduce its offering price in order to establish a new net offering price that is not more than 2.5% above the Company’s net asset value per share.  Accordingly, the Company’s net asset value on each date of repurchase is within 2.5% of its net offering price, which includes up to 10% in upfront sales charges and up to 1.5% in organization and offering costs.  The repurchase price, which is 90% of the public offering price on the date of repurchase, is always greater than the net asset value per share on the date of repurchase, and generally does not exceed net asset value by more than 4.0% as of such date.

Note 6. Investment Portfolio, Page 136

6.                                      As of December 31, 2014, the Company had aggregate unfunded commitments of approximately $330 million. Please explain whether the Company treats unfunded commitments as senior securities. If not, please explain why not.  Please also explain whether the Company segregates liquid assets, or has capacity under the 200% asset coverage requirement applicable to business development companies, sufficient to cover these unfunded commitments?

The Company’s unfunded commitments are not treated as, and should not be deemed to be, senior securities for purposes of the 1940 Act.  The Company does not believe that its unfunded commitments are of the type that should be categorized as “senior securities.”  These commitments are contingent, may not ever be called upon, are based on a number of factors, and have not been recorded as liabilities on the Company’s balance sheet to date.  This position is consistent with the position taken by the other business development companies (“BDCs”) of which the Company is aware, and is a position that has been reported in the audited financial statements of such BDCs over the years.  The Company believes that this position is correct and appropriate, both as an accounting and disclosure matter.

In addition, were the Company to take the view that the delta between the amount of cash the Company maintains on hand and its unfunded commitments were senior securities, the Company currently has capacity under its 200% asset coverage requirement sufficient to cover such amount.

Note 8. Financing Arrangements, Page 147

7.                                      Floating Rate Notes (“Notes”) are issued from Gladwyne Funding LLC to Strafford Funding LLC (“Strafford”) and purchased by Goldman Sachs Bank USA (“Goldman”).  Please explain whether these Notes are included in the Schedule of Investments. Does either Strafford or Goldman earn income on these Notes? Does Goldman have the ability to sell these Notes?

The Notes are issued by Gladwyne and purchased by Strafford as intercompany transactions and then the Notes are repurchased by Goldman.  The Notes are collateralized by all of the assets of Gladwyne, and those assets are included in the Schedule of Investments. The Notes, however, are not included in the Schedule of Investments because they are intercompany transactions between wholly-owned subsidiaries, Gladwyne and Strafford, and thus are eliminated during the Company’s financial statement consolidation process.

Strafford earns income on the Notes in the form of interest paid by Gladwyne (three-month LIBOR plus a spread of 4.00% per annum for the relevant period). Because that interest payment is an intercompany transaction, the effect of the transaction is eliminated during the Company’s financial statement consolidation process.

Goldman earns income on the Notes in the form of interest paid by Strafford (three-month LIBOR plus a spread of up to 2.75% per annum for the relevant period), and Goldman is permitted to transfer the Notes, subject to the limitations and requirements under the facility documents.

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The Company hereby acknowledges that: (i) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not foreclose the Commission from taking action with the respect to the filing; (ii) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the review of this filing by the Commission or the Staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:                             James O’Connor, Esq.

Christina DiAngelo Fettig

Securities and Exchange Commission

Stephen Sypherd

FS Energy and Power Fund